June 23, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joshua Gorsky

Re:	Star Equity Holdings, Inc. Registration Statement on Form S-3 File No. 333-265737

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to June 27, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Kenneth A. Schlesinger of Olshan Frome Wolosky LLP, counsel to the Registrant, at (212) 451-2252 and that such effectiveness also be confirmed in writing.

Sincerely, Star Equity Holdings, Inc.

By:	/s/ Richard K. Coleman, Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer